Filed Pursuant to Rule 424(b)(3)

Registration No. 333-249719

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 13 DATED APRIL 15, 2022

TO THE PROSPECTUS DATED JUNE 2, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Starwood Real Estate Income Trust, Inc., dated June 2, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Starwood Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to provide an update on our acquisition pipeline;

•	to provide a performance update on our portfolio;

•	to disclose the transaction price for each class of our common stock as of May 1, 2022;

•	to disclose the calculation of our March 31, 2022 NAV per share for each class of our common stock; and

•	to provide an update on the status of our current public offering (the “Offering”).

Acquisition Pipeline

Given we are Starwood Capital’s primary equity vehicle for Core+ Real Estate, we enjoy the benefits of approximately 80 dedicated acquisitions and capital markets staff located throughout the United States and Europe who are sourcing and structuring the financing of high quality, stabilized real estate—much of it off market. Within the past few weeks, we have closed on four new acquisitions totaling approximately $745 million of purchase price. The Company’s current acquisitions pipeline includes nine acquisitions under contract or exclusivity totaling approximately $4.2 billion of purchase price. The pipeline is 73% comprised of residential and industrial assets located in growth markets.

Analysis of Performance

The Company’s strong performance continues to be driven by targeted asset type and market selection. At the end of March 2022, approximately 87% of our portfolio was in residential, industrial, and storage, which are three of the best performing asset classes today. Our market rate multifamily portfolio experienced rent growth of 18% year-over-year on new leases and 13% on combined new and renewal leases over the trailing 30 days, which is the highest rent growth rates on record for the portfolio. Recent market rent growth in the industrial and storage sectors have also been strong—with storage averaging 19% and industrial averaging 11% across a 99.7% occupied portfolio.

The other attribute that delivered value to the Company in March was the defensive financing utilized on our investments. As of the end of March 2022, the Company’s portfolio was conservatively financed at 46% loan to value. Thirty percent of our debt is fixed at an average rate of 3.0% with a remaining duration of more than 8 years. Seventy percent of our debt is floating rate, and was either swapped to fixed or acquired with tight interest rate caps, which provides significant protection and value to the Company in the face of rising rates.

SREIT-SUP13-0422

May 1, 2022 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of May 1, 2022 (and repurchases as of April 30, 2022) is as follows:

Transaction Price (per share)
Class S	$27.22
Class T	$27.19
Class D	$26.79
Class I	$27.06

The May 1, 2022 transaction price for each of our share classes is equal to such class’s NAV per share as of March 31, 2022. A detailed presentation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

March 31, 2022 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.starwoodNAV.reit. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. All of our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share as of March 31, 2022 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common shares, as well as partnership interests of the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our NAV as of March 31, 2022 ($ and shares/units in thousands):

Components of NAV	March 31, 2022
Investments in real estate	$20,177,644
Investments in real estate debt	1,031,340
Cash and cash equivalents	1,506,939
Restricted cash	662,445
Other assets	893,295
Debt obligations	(11,288,225)
Secured financings on investments in real estate debt	(260,697)
Subscriptions received in advance	(500,014)
Other liabilities	(284,771)
Performance participation accrual	(87,126)
Management fee payable	(12,378)
Accrued stockholder servicing fees (1)	(3,888)
Minority interest	(96,082)
Net asset value	$11,738,482
Number of outstanding shares/units	432,923

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of March 31, 2022, we have accrued under GAAP $365.6 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share, by share class, as of March 31, 2022 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$5,135,721	$145,727	$735,298	$5,476,855	$244,881	$11,738,482
Number of outstanding shares/units	188,684	5,359	27,451	202,380	9,049	432,923
NAV Per Share/Unit as of March 31, 2022	$27.22	$27.19	$26.79	$27.06	$27.06

(1)	Includes the partnership interests of the Operating Partnership held by the Special Limited Partner.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the March 31, 2022 valuations, based on property types. Once we own more than one self-storage investment we will include the key assumptions for the property type.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	5.8%	4.6%
Single-Family Rental	5.9%	4.6%
Industrial	5.8%	4.7%
Office	7.5%	6.0%
Other	7.7%	6.2%

For quarter-end months, these assumptions are determined by the independent valuation advisor or third party appraisers. In addition,

the independent valuation advisor reviews the assumptions from the third-party appraisals. The Advisor reviews the assumptions from each of the appraisals regardless of who performs the work. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Single-Family Rental Investment Values	Industrial Investment Values	Office Investment Values	Other Investment Values
Discount Rate	0.25% decrease	+2.0%	+2.0%	+2.0%	+2.0%	+2.0%
(weighted average)	0.25% increase	(2.0)%	(2.0)%	(2.0)%	(1.9)%	(1.8)%
Exit Capitalization Rate	0.25% decrease	+3.8%	+3.8%	+3.9%	+2.9%	+2.7%
(weighted average)	0.25% increase	(3.4)%	(3.4)%	(3.5)%	(2.6)%	(2.4)%

The following table provides a breakdown of the major components of our NAV as of February 28, 2022 ($ and shares/units in thousands):

Components of NAV	February 28, 2022
Investments in real estate	$20,010,594
Investments in real estate debt	938,352
Cash and cash equivalents	977,809
Restricted cash	666,553
Other assets	651,639
Debt obligations	(11,320,361)
Secured financings on investments in real estate debt	(265,667)
Subscriptions received in advance	(518,800)
Other liabilities	(268,656)
Performance participation accrual	(45,746)
Management fee payable	(11,273)
Accrued stockholder servicing fees (1)	(3,250)
Minority interest	(87,956)
Net asset value	$10,723,238
Number of outstanding shares/units	403,669

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of February 28, 2022, we have accrued under GAAP $335.7 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share, by share class, as of February 28, 2022 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$4,702,273	$136,625	$634,648	$5,009,797	$239,895	$10,723,238
Number of outstanding shares/units	176,350	5,129	24,173	188,968	9,049	403,669
NAV Per Share/Unit as of February 28, 2022	$26.66	$26.64	$26.25	$26.51	$26.51

(1)	Includes the partnership interests of the Operating Partnership held by the Special Limited Partner.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $10.0 billion in shares of common stock, consisting of up to $9.7 billion in shares in our primary offering and up to $0.3 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we had issued and sold (i) 264,294,376 shares of our common stock (consisting of 109,745,827 Class S shares, 2,136,352 Class T shares, 19,267,899 Class D shares and 133,144,298 Class I shares) in the primary offering for total proceeds of approximately $6.5 billion and (ii) 4,893,942 shares of our common stock (consisting of 2,378,021 Class S shares, 88,119 Class T shares, 389,104 Class D shares and 2,038,698 Class I shares) pursuant to our distribution reinvestment plan for a total value of approximately $121.6 million. As of March 31, 2022 our aggregate NAV was approximately $11.7 billion. We intend to continue selling shares in the Offering on a monthly basis.

4